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Exhibit 12.1

Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends

	2003	2002	2001	2000	1999
Earnings:
Net income before quity in (loss) earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$289,607	$205,879	$211,477	202,077	37,839
Add: Interest expense	194,999	185,375	169,974	173,549	91,112
Add: Implied interest component on the Company's rent obligations	824	678	572	568	68
Add Distributions from operations of joint ventures	2,839	5,802	4,802	4,511	470

Total earnings	$448,269	$397,734	$386,825	380,705	$129,489
Fixed charges:
Interest expense	$194,999	$185,375	$169,974	$173,549	$91,112
Implied interest component on the Company's rent obligations	824	678	572	568	68
Capitalized interest	—	70	1,010	513	377

Fixed charges	$195,823	$186,123	$171,556	$174,630	$91,557
Preferred dividend requirements	36,908	36,908	36,903	36,903	23,843

Fixed charges and preferred stock dividends	$232,731	$223,031	$208,464	$211,538	$115,400
Earnings to fixed charges	2.49x	2.14x	2.25x	2.18x	1.41x
Earnings to fixed charges and preferred stock dividends	2.10x	1.78x	1.86x	1.80x	1.12x

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  Exhibit 12.1
Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends